Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash and equivalents	$	659,182
Deposits with clearing firms		154,323
Receivable from brokers and dealers		67,763
Prepaid expenses		68,737
Operating lease right-of-use asset		132,997
Fixed assets, net of accumulated depreciation of $26,070		9,909
Total assets	$	1,092,911

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	82,240
Lease liability		136,584
Members' equity		874,087
Total liabilities and members' equity	$	1,092,911

See accompanying notes.